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                                      LAW OFFICES                       CORRESP.
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                                   12TH FLOOR
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005

                                    --------

                            TELEPHONE: (202) 347-0300
                            FACSIMILE: (202) 347-2172
                                  WWW.EMTH.COM



                                December 8, 2004

                                    VIA EDGAR


William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Prudential Bancorp, Inc. of Pennsylvania
                Registration Statement on Form S-1
                File No. 333-119130

Dear Mr. Friar:

        Attached for filing on behalf of Prudential Bancorp, Inc. of Pennsylvania (the "Registrant") is a complete copy of Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

        The Amendment reflects responses to the comments of the Staff set forth in a letter (the "Comment Letter"), dated October 20, 2004, to Thomas A. Vento, President and Chief Executive Officer of the Registrant. It also responds to comments submitted by the staff of the Federal Deposit Insurance Corporation. For ease of reference, the Staff's comments from the Comment Letter are reproduced below in bold-face type and the responses thereto follow. References to page numbers in the responses below are to the black-lined, paper copy of the Amendment which is being provided supplementally to the Staff.

GENERAL

    1. CONFIRM THAT YOU WILL DISTRIBUTE THIS PROSPECTUS WITH EACH PROXY STATEMENT DISTRIBUTED TO DEPOSITORS WHO WILL VOTE ON THE CONVERSION.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 2

        We hereby confirm on behalf of the Registrant that the proxy statement distributed to each depositor entitled to vote on the adoption of the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company will be accompanied by the prospectus.

    2. IN THE NEXT AMENDMENT, PLEASE INCLUDE THE GRAPHICS, MAPS, ANY PHOTOGRAPHS, AND RELATED CAPTIONS AS THEY WILL APPEAR IN THE PROSPECTUS, OR PROVIDE THEM TO US SUPPLEMENTALLY.

        We will supplementally provide the Staff with a copy of the proposed map which will be placed on the inside front cover of the prospectus.

COVER PAGE

    3. IN THE FIRST PARAGRAPH, PLEASE REVISE TO CLARIFY WHAT IS MEANT BY "CERTAIN DEPOSITORS."

        The cover page has been revised as requested to clarify which depositors have subscription rights.

SUMMARY - PAGE 1

    4. ALL REFERENCES TO THE NARRATOR, OR OTHERWISE, SHOULD BE CLEAR FROM THE CONTEXT. REFER TO RULE 421 OF REGULATION C. SHAREHOLDERS SHOULD BE ABLE TO ASCERTAIN THE PARTIES INVOLVED, AND THEIR RESPECTIVE ROLE, WITHOUT THE NEED OF A LEGEND SUCH AS THAT IN THE LAST SENTENCE OF THE INTRODUCTORY PARAGRAPH.

        The Staff's comment is noted. We have revised the prospectus in various places to clarify which entity is being referred to if, upon review, we believed the reader would not be able to easily ascertain the party involved. We have also deleted the last sentence of the introductory paragraph.

    5. PLEASE PROVIDE A SEPARATE SUBHEADING FOR THE DISCUSSION OF THE REASONS FOR CONVERTING AT THIS TIME.

        A new subsection under the caption "Reasons for Conducting the Mutual Holding Company Reorganization" has been added to the "Summary" section on pages 2 and 3 of the prospectus.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 3

    6.  BRIEFLY DISCUSS THE RESTRICTIONS ON THE ACQUISITION OF THE COMPANY.

        A new subsection under the caption "Restrictions on Acquisition of Prudential Bancorp" has been added to the "Summary" section on page 13 of the prospectus.


HOW WE DETERMINED THE PRICE PER SHARE... - PAGE 2

    7. ON PAGE 4, REVISE THE SECOND PARAGRAPH FOLLOWING THE TABLE TO CLARIFY THE RELATIONSHIPS YOU DISCUSS. FOR EXAMPLE, EXPLAIN MORE CLEARLY HOW THE FACT THAT CONVERTING INSTITUTIONS ARE OFFERED AT A DISCOUNT IS DUE TO THE REGULATION THAT SHARES BE OFFERED AND SOLD AT THEIR INDEPENDENTLY APPRAISED VALUE.

        The second full paragraph on page 5 of the prospectus has been revised as requested to clarify the relationships discussed therein.

OUR DIVIDEND POLICY - PAGE 9

    8. THE FIRST SENTENCE IN THIS SECTION IS NOT HELPFUL TO POTENTIAL INVESTORS. WE WOULD HOPE THAT EVERY COMPANY WILL CONSIDER THE PAYMENT OF A DIVIDEND. IF THE BOARD DOES NOT INTEND TO PAY A DIVIDEND IN THE NEAR FUTURE, PLEASE STATE THAT. REVISE TO CLARIFY THE EXPECTED TIMING REGARDING THE DETERMINATION OF THE DIVIDEND POLICY. PLEASE MAKE THESE SAME REVISIONS ON PAGE 20.

        The subsection "Our Dividend Policy" on page 10 of the prospectus as well as the other related disclosures in the prospectus have been revised as requested. However, please be advised that the Board of Directors of the Registrant has not made a determination whether or not to pay a dividend. The only determination the Board has made is that such determination will not occur until at least the first full quarter after completion of the reorganization.

BENEFITS TO MANAGEMENT FROM THE OFFERING - PAGE 9

    9. PLEASE REVISE THE TABLE ON PAGE 10 TO SHOW THE VALUE OF SHARES BASED ON THE MAXIMUM OF THE OFFERING RANGE.

        The table on page 11 of the prospectus has been revised as requested.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 4

    10. PLEASE REVISE TO CLARIFY WHAT IS MEANT IN FOOTNOTE THREE TO THE TABLE BY "THE VALUE REFLECTED FOR STOCK OPTIONS," SINCE THERE IS NO VALUE PROVIDED FOR SHARES IN THE STOCK OPTION PLAN.

        The table on page 11 reflects no value for the options assumed to be granted since upon initial issuance the exercise price of the options and the market price of the common stock covered thereby would be equal. Value will not be attributable to the options until the market value of the common stock exceeds the exercise price. Footnote 3 has been revised to clarify the initial lack of value.

RISK FACTORS - PAGE 12

OUR PORTFOLIO OF LOANS WITH A HIGHER RISK OF LOSS IS INCREASING - PAGE 13

    11. BRIEFLY DEFINE THE TERM "NOT SEASONED."

        The disclosure under "Our Portfolio of Loans with a Higher Risk of Loss is Increasing" on page 15 of the prospectus has been revised to clarify the meaning of "not seasoned."

USE OF NET PROCEEDS - PAGE 18

    12. IT APPEARS THAT THE TABLE ON PAGE 18 IS PRINTED IN SMALLER TYPE THAN THE SURROUNDING TEXT. PLEASE REVISE THE FORMATTING OF THE TABLE TO MAKE IT EASILY LEGIBLE.

        The type size of the table on page 20 of the prospectus has been increased.

    13. PLEASE REVISE THE DISCUSSION OF THE GOAL OF "STRENGTHENING" PRUDENTIAL SAVINGS BANK'S CAPITAL POSITION IN LIGHT OF THE FACT THAT ITS CAPITAL POSITION IS ALREADY TWO TO SIX TIMES THE REGULATORY REQUIREMENTS. IN THIS CONNECTION, THIS DOCUMENT MUST MAKE CLEAR THAT THE PRIMARY PURPOSE OF THIS TRANSACTION IS NOT TO RAISE CAPITAL, IF TRUE.

        The disclosure on page 21 of the prospectus has been revised to clarify that increasing Prudential Savings Bank's capital position is not the primary reason for conducting the reorganization.

OUR POLICY REGARDING DIVIDENDS - PAGE 20

    14. REFERENCE IS MADE TO THE SECOND SENTENCE OF THE SECOND PARAGRAPH THAT STATES THAT YOU DO NOT ANTICIPATE THAT THE HOLDING COMPANY WILL WAIVE

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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 5

        DIVIDENDS PAID BY THE BANK. PLEASE ADVISE US THE BASIS FOR THAT ANTICIPATION.

        The disclosure has been revised on page 22 of the prospectus to clarify why Prudential Mutual Holding Company does not anticipate waiving dividends from the Registrant.

UNAUDITED PRO FORMA DATA - PAGES 26-31

    15. PLEASE ENSURE THAT ALL PRO FORMA INFORMATION PRESENTED IS PROPERLY CALCULATED. WE NOTED A FEW INSTANCES WHERE OUR RECALCULATIONS WERE DIFFERENT THAN THOSE PRESENTED IN THE TABLE ON PAGE 30. AN EXAMPLE WOULD APPEAR TO BE THE HISTORICAL SHAREHOLDERS' EQUITY PER SHARE FIGURE IN THE MINIMUM COLUMN.

        The Staff's comment is noted.

SELECTED FINANCIAL AND OTHER DATA - PAGE 32

    16. PLEASE DELETE FROM THE FIRST SENTENCE THE LANGUAGE QUALIFYING THE COMPLETENESS AND ACCURACY OF THE DATA IN TABLE. IT SHOULD BE OBVIOUS TO THE READER THAT THESE TABLES DO NOT CONTAIN THE FULL FINANCIALS OF THE COMPANY.

        The disclosure in the first paragraph on page 36 of the prospectus has been revised as requested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HOW WE MANAGE MARKET RISK - PAGE 37

    17. WE NOTE ON PAGE 49 THAT YOUR INTEREST RATE SPREAD HAS BEEN INVERSELY AFFECTED BY YOUR POLICY OF PAYING ABOVE AVERAGE RATES ON DEPOSITS. WE FURTHER NOTE ON PAGE 57 THAT YOU WERE UNWILLING TO OFFER RATES AS ATTRACTIVE AS MANY OF YOUR COMPETITORS, WHICH HAS CAUSED MANY CUSTOMERS TO REFINANCE THEIR LOANS WITH OTHER LENDERS. PLEASE REVISE TO DISCLOSE HOW THIS MAY POTENTIALLY IMPACT YOUR GAP AND NET PRESENT VALUE ANALYSES.

        Disclosure has been added on page 43 of the prospectus to discuss how Prudential Savings Bank's pricing policy could affect its gap and net present value analysis.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 6

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003 - PAGE 45

    18. WE NOTE THE STATEMENT AT THE END OF THE FIRST PARAGRAPH INDICATING THAT YOU MAINTAIN HIGHER RATES ON DEPOSIT ACCOUNTS THAN YOUR COMPETITORS IN ORDER TO REMAIN COMPETITIVE. PLEASE CONSIDER INCLUDING THIS MATTER AS A RISK FACTOR.

        The Staff's comment is noted. The effect of Prudential Savings Bank's policy of paying above average market rates on deposits is noted in the risk factor "Market Rates of Interest Have and May Continue to Hurt Profitability" on page 14 of the prospectus. We do not believe that a separate captioned risk factor addressing solely this issue is necessary.

BUSINESS OF PRUDENTIAL SAVINGS BANK - PAGES 55-57

    19. WE NOTE YOU OFFER SECURITIES AND INSURANCE PRODUCTS TO YOUR CUSTOMERS THROUGH AN AFFILIATION WITH A THIRD-PARTY BROKER-DEALER. PLEASE REVISE THE FILING TO PROVIDE AN EXPANDED DISCUSSION OF PRODUCTS OFFERED, YOUR RELATIONSHIP WITH THE BROKER-DEALER, AND THE SIGNIFICANCE OF THESE TRANSACTIONS ON YOUR EARNING FOR ALL PERIODS PRESENTED. ADDITIONALLY, INCLUDE THE RELEVANT ACCOUNTING POLICIES FOR THESE PRODUCTS IN THE YOUR SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

        The Staff's comment is noted. Prudential Savings Bank merely acts as an agent for a third party provider. Total income from such activity was immaterial in each of the last three fiscal years (for the year ended September 30, 2004, income related to such activity recognized by Prudential Savings Bank amounted to less than $2,900). We do not believe, based on the agency relationship and the immateriality of the operations, that any discussion of accounting policies is necessary

    20. PLEASE INDICATE THE EXTENT TO WHICH YOU EXPECT TO INCREASE THE MIX OF CONSTRUCTION AND LAND DEVELOPMENT LENDING IN YOUR PORTFOLIO.

        The disclosure on page 65 of the prospectus has been revised to discuss Prudential Savings Bank's intentions.

    21. REFERENCE IS MADE TO THE FIRST SENTENCE IN THE FIRST FULL PARAGRAPH ON PAGE 56 IN WHICH YOU NOTE THAT YOU CHOSE TO LIMIT MORTGAGE LOANS TO LIMIT YOUR EXPOSURE TO INTEREST RATE RISK. WE BELIEVE THAT YOU SHOULD BALANCE THIS DISCLOSURE WITH DISCLOSURE THAT YOU STILL HAVE INTEREST RATE RISK AND THAT THE MARKET VALUE OF SOME OF YOUR SECURITIES HAS DECREASED BY FOUR MILLION DOLLARS.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 7

        Additional disclosure has been added to page 65 of the prospectus to clarify that such policy may create interest rate risk.

MARKET AREA AND COMPETITION - PAGE 56

    22. PLEASE PROVIDE GREATER DETAIL AND ANALYSIS OF THE DEMOGRAPHICS OF YOUR MARKET AREA. WE NOTE, AS AN EXAMPLE ONLY, THE DISCUSSION OF THE UNEMPLOYMENT RATES INCLUDED ON PAGE 2.9 OF THE APPRAISAL REPORT.

        The disclosure under "Market Area and Competition" on page 66 of the prospectus has been revised to expand the discussion of the market area.

ALLOWANCE FOR LOAN LOSSES - PAGES 70-72

    23. PLEASE REVISE THE FILING TO SEPARATELY QUANTIFY THE AMOUNT OF THE SPECIFIC RESERVES COMPONENT OF THE ALLOWANCE AND THE AMOUNT OF ALLOWANCE DETERMINED BY APPLYING ALLOWANCE FACTORS TO GRADED LOANS FOR EACH PERIOD PRESENTED.

        Please be advised that no part of the allowance discussed under "Allowance for Loan Losses" on page 81 of the prospectus and reflected in the tables set forth on pages 82 and 83 consists of specific reserves. Disclosure has been added on page 81 to clarify that all of the allowance consists of general reserves.

BENEFIT PLANS - PAGE 87

    24. THE TABLE ON PAGE 88 SHOULD BE EXPANDED FOR AT LEAST ONE ADDITIONAL COLUMN TO DISPLAY 46 YEARS OF SERVICE.

        The table on page 102 has been revised to add a column for 50 years.

FINANCIAL STATEMENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PAGE F-2

    25. YOUR AUDITOR'S OPINION REFERS TO CERTAIN PRIMARY FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED DECEMBER 31, 2003, WHICH IS NOT CONSISTENT WITH THE PERIODS ACTUALLY PRESENTED. PLEASE REVISE THE REPORT OR ADVISE AS APPROPRIATE.

        The opinion has been revised.


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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 8

STATEMENTS OF CASH FLOWS - PAGE F-6

    26. PLEASE REVISE FILING TO PRESENT GROSS CASH RECEIPTS AND CASH PAYMENTS FOR LOANS HELD FOR SALE AS A COMPONENT OF OPERATING ACTIVITIES, IN ACCORDANCE WITH SFAS NO. 102, PARAGRAPH 8.

        The Statements of Cash Flows on page F-11 have been revised as requested.

NOTE 1 - PAGE F-11

    27. WE NOTE THE BANK'S INVESTMENTS' TABLE IN WHICH YOU REPRESENT GROSS UNREALIZED LOSSES AND RELATED ESTIMATE FAIR VALUES AT JUNE 30, 2004. YOU DISCLOSE THAT THE BANK HAS THE ABILITY TO HOLD THESE SECURITIES UNTIL THEY MATURE AND DOES NOT INTEND TO SELL THE SECURITIES AT A LOSS. AS A RESULT, YOU CONCLUDE THAT THE UNREALIZED LOSSES ON CERTAIN SECURITIES ARE NOT OTHER-THAN-TEMPORARY. PLEASE PROVIDE ADDITIONAL SUPPLEMENTAL INFORMATION SUPPORTING YOUR CURRENT ACCOUNTING CONSISTENT WITH EITF 03-01 AT JUNE 30, 2004 FOR EACH MAJOR GROUP OF INVESTMENT SECURITIES WITH GROSS UNREALIZED LOSSES:

        - WHAT EVIDENCE EXISTS AT THE BALANCE SHEET DATE INDICATING THE INVESTMENT'S COST IS RECOVERABLE WITHIN A REASONABLE PERIOD OF TIME THAT OUTWEIGHS THE EVIDENCE TO THE CONTRARY;

        - HOW YOU DISTINGUISHED FACTS AND CIRCUMSTANCES DIFFERENTLY FOR GROSS UNREALIZED LOSSES LESS THAN AND GREATER THAN 12 MONTHS AS IT RELATES TO THE DETERMINING WHETHER AN OTHER-THAN-TEMPORARY IMPAIRMENT EXISTED;

        - TO THE EXTENT AVAILABLE, SUPPLEMENTALLY ADDRESS THE ABOVE CONSIDERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2004 AND PROVIDE A REVISED TABLE REFERRED TO ABOVE.

        WE NOTE THE GUIDANCE IN EITF 03-01, INCLUDING 03-01A.

        The disclosure on pages F-16 and F-17 has been revised to address the Staff's comments.

SIGNATURE PAGE

    28. IDENTIFY THE PERSON SERVING IN THE CAPACITY OF PRINCIPAL ACCOUNTING OFFICER. REFER TO THE SIGNATURE REQUIREMENTS IN THE FORM INSTRUCTIONS FOR FORM S-1.

        The signature page has been revised to reflect that Mr. Joe Corrato, the Chief Financial Officer, is also the Chief Accounting Officer.

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William Friar
U.S. Securities and Exchange Commission
December 8, 2004
Page 9

OTHER

    29. PLEASE NOTE THE UPDATING REQUIREMENTS IN ARTICLE 3-12 OF REGULATION S-X.

        The Staff's comment is noted.

    30. PLEASE INCLUDE AN UPDATED CONSENT OF THE INDEPENDENT ACCOUNTANTS IN YOUR NEXT AMENDMENT.

        An updated consent of Deloitte & Touche LLP is included in the Amendment.

CLOSING COMMENTS

        The closing comments are noted.

                                      * * *

        We trust that the enclosed responds sufficiently to the staff's comments as set forth in the Comment Letter. Please do not hesitate to call either of the undersigned at the above-listed number if there are any quests on the Amendment or if we can be of assistance in any way.

        As always, the staff's cooperation is greatly appreciated.

                                                        Very truly yours,


                                                        /s/ Philip R. Bevan
                                                        ---------------------
                                                        Philip R. Bevan

cc:     Gregory Dundas, Esq.
        John Spitz